RESOURCE
CAPITAL FUNDS

Resource Capital Funds Management Pty Ltd
ABN: 25 098 091 715

Level 3
24 Kings Park Road
West Perth WA 6005

Postal Address:
PO Box 524
West Perth WA 6872

Telephone: (08) 9485 2770
Facsimile: (08) 9485 2779
e-mail: perth@rcflp.com
www.resourcecapitalfunds.com

To:	Company Announcements	From:	Mason Hills
Fax:	1300 135 638	Pages:	3
Company:	ASX Announcements	Date:	November 25, 2009
Re:	FORM 603	CC:	Company Secretary Allied Gold Limited 07 3252 3552

☐ URGENT ☐ FOR REVIEW ☐ PLEASE REPLY ☐ PLEASE COMMENT ☐ PLEASE RECYCLE

Initial Substantial Shareholder Notice

Resource Capital Fund II & III LP lodge the attached Form 603 in relation to Allied Gold Limited.

M. Hills

Mason Hills
Vice President - Legal

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	ALLIED GOLD LIMITED
ACN/ARSN	ABN 86 104 855 067

1. Details of substantial holder (1)

Name	RESOURCE CAPITAL FUND II LP ("RCF II") & RESOURCE CAPITAL FUND III LP ("RCF III")
ACN/ARSN (if applicable)	

The holder became a substantial holder on 11 /11 /2009

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY SHARES	53,994,004	53,994,004	10.23%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
RCF II	REGISTERED OWNER	308,911 ORDINARY SHARES
RCF III	REGISTERED OWNER	53,685,093 ORDINARY SHARES

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
RCF II	RCF II	RCF II	308,911 ORDINARY SHARES
RCF III	RCF III	RCF III	53,685,093 ORDINARY SHARES

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
RCF II	11/11/2009	-	0.85 ORDINARY SHARE OF ALLIED	308,911 ORDINARY SHARES
RCF III	11/11/2009	-	GOLD FOR OVER ~~ONE ORDINARY~~ SHARE OF AUSTRALIAN SOLOMONS GOLD	53,685,093 ORDINARY SHARES

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
RCF II	COMMON MANAGEMENT
RCF III	COMMON MANAGEMENT

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
RCF II	1400 16TH STREET, SUITE 200, DENVER COLORADO 80202 USA
RCF III	1400 16TH STREET, SUITE 200, DENVER COLORADO 80202 USA

Signature

print name MASON HILLS capacity AUTHORISED OFFICER

sign here M. Hills date 26/11/09

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.